June 10, 2009

Via Federal Express and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:  Jay Mumford

Re:          SonomaWest Holdings, Inc.
Form 10-K for the fiscal year ended June 30, 2008
Filed September 29, 2008
File No. 000-01912

Dear Mr. Mumford:

On behalf of SonomaWest Holdings, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 29, 2009, regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Definitive Proxy Statement on Schedule 14A filed October 2, 2008

1.	We note your response to previous comment 12 regarding your annual compensation.

•
In your response, you state you will “identify the names of companies that comprise your peer group” yet your sample disclosure states you “have not reviewed these companies but instead relied on your third party consultant’s expertise.” Please clarify whether you will disclose the names of these companies, even if compiled by your compensation consultant, as required by Item 402(b)(2)(xiv) of Regulation S-K. In addition, we did not see in your sample disclosure a discussion of how you benchmarks against these peer companies, for example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise. To the extent actual compensation was outside a targeted percentile range, you also should include an explanation of the reasons for this.

•	Please also provide expanded narrative disclosure of the committee’s use of discretion to increase or decrease variable cash compensation to the executives when performance goals are unmet.
•
Also, we note in your sample disclosure you identify performance factors for fiscal year 2007/2008. Please expand your disclosure to discuss how each executive’s performance under each objective impacted the bonus compensation you awarded to them.

Please provide us revised sample disclosure and tell us how you intend to address these concerns in future filings.

Response: We note your comment and in future filings, to the extent we rely on peer companies for our base salary analysis, will disclose the names of the peer companies, as required by Item 402(b)(2)(xiv) of Regulation S-K, and indicate whether we compared ourselves to a certain benchmark, range of benchmarks or otherwise.  In addition, we will indicate whether our actual compensation was outside such targeted percentile range. We will also expand our narrative disclosure regarding the Committee’s use of discretion for variable compensation when performance goals are unmet. Lastly, we will address how performance under each objective impacted the amount of bonus compensation awarded. The requested information in future filings may resemble the following:

Annual Compensation.  The Compensation Committee (the “Committee”) recognizes the importance of maintaining base salary compensation levels that are competitive with the companies with which the Company competes for talent.  Base salary for executives is generally targeted in reference to companies in similar businesses with similar characteristics, such as revenue and market capitalization.  In the past, the Company has retained a third party compensation consultant that provided recommendations to determine the Chief Executive Officer’s (“CEO”) base salary, including a review and analysis of similarly situated peer companies. Previously, with the assistance of the compensation consultant, the Committee reviewed the compensation data of eight public companies that were of similar size and business type as the Company. These peer companies included: Agree Realty Corp, American Spectrum Realty Inc., Cadiz Inc., Consolidated Tomoka Land Co., Fog Cutter Capital Group Inc., Mays J W Inc., Monmouth Real Estate Investment Co., and UMH Properties, Inc. The Committee, upon the advice of the consultant, did not look at a particular benchmark of these companies, as they were all similarly situated to the Company.

While the Committee considered the peer company data, upon the advice of the consultant, the Committee relied more heavily on the National Association of Industrial and Office Properties annual compensation survey (“NAIOP Report”), which analyzed companies of similar asset size and business type. Pursuant to the advice of the compensation consultant, the Committee compared itself to the “Average” threshold set forth in the NAIOP Report for compensation by position for Chief Executive Officers. The “average” threshold is representative of the mathematical average of the data reported in the NAIOP Report.  The compensation ultimately provided to the Chief Executive Officer was at the low end of the “average” targeted range in the NAIOP Report, and was not outside the ranges set forth in the peer company data. The Company intends to follow a similar compensation analysis for base salary decisions in future years.

Variable Annual Bonus Compensation.  In addition to earning a base salary, the CEO is eligible to receive additional cash compensation through variable bonuses.  Payouts of bonuses, which generally have been made following the end of the fiscal year, are based upon the Committee’s review and analysis of the target goals.  Following the compensation consultants recommendation, the Committee proposed to the board, and the board adopted, five weighted measures to evaluate the CEO’s performance relative to receiving variable compensation.  The CEO was informed of the weighted measurements in advance of the start of the fiscal year.  The five measurements and their weightings were as follows:  Increase Market Cap (15%); Average Sales Price of MetroPCS (15%); Growth in Rental Revenue (32.5%); Growth in Real Estate NOI (32.5%); and Return on Reinvestment of Company Cash (5%). Each of these goals were given a measurement for meeting the minimum threshold, the target or for exceptional results.  If the CEO delivered the “minimum” threshold result, he realized 70% of the goal achievement score in this category, if he achieved the “target” threshold, he realized 100% of the goal achievement score, and finally, if he achieved the “exceptional” threshold, he realized 130% of the goal achievement score. The sum of the goal achievement score is then multiplied by 75%.  The multiplier of 75% represents the ability to earn 75% of annual salary in variable compensation if the target goals were achieved in all categories. Comparing the CEO’s scoring results to each of these performance factors, the CEO can achieve variable compensation between 0% and 97.5% of his annual salary.  This is a nondiscretionary approach to providing variable compensation and the Committee does not deviate from this mathematical formula. Thus, there is no use of discretion by the Committee to increase or decrease the variable cash compensation when performance goals are unmet.  For example, the CEO would not be paid any variable cash compensation if the CEO’s performance resulted in a scoring of 0 for all of the performance thresholds.

During the 2008 fiscal year, the CEO did not achieve the minimum threshold in the categories of increased market cap and average sales price of the MetroPCS stock.   In the performance measures of growth in rental revenue and growth in real estate NOI, the CEO delivered exceptional results, and met the minimum threshold in reinvestment of company cash.  In fiscal year 2008, utilizing this methodology, the performance achievement score was 88, which translates into 66% (88 x .75) of annual salary for purposes of variable compensation.

A tabular representation of the fiscal year 2008 performance factors is as follows:

				Representing %
				of Goal
Goal	Measures	Weight	Result Produced	Achievement	Score
(A)	(B)	(C)	(D)	(E)	(F)
	Threshold: 6%			70%
Increase Market Cap	Target: 8%	15%	<6%	100%	0
	Exceptional: 12%			130%
	Threshold: $26			70%
Avg. Sale Price of Metro PCS	Target: $32	15%	<$26	100%	0
	Exceptional: $40			130%
	Threshold: 4%			70%
Growth in Rental Revenue	Target: 6%	32.5%	9.4%*	100%	42.3
	Exceptional: 8%			130%
	Threshold: 8%			70%
Growth in NOI on Real Estate	Target: 12%	32.5%	20.2%*	100%	42.3
	Exceptional: 16%			130%
	Threshold: 3%			70%
Reinvestment of Company Cash	Target: 5%	5%	3%	100%	3.5
	Exceptional: 8%			130%
		100%	Total Goal Achievement Score		88.0
			% of Annual Salary at Target		75.0%
			Variable Comp. as % of Salary		66.0%

The Committee intends to re-evaluate the performance goals and weighting factors each year; for example, the Average Sale Price of MetroPCS will no longer be a performance factor, as the Company distributed all of its shares of MetroPCS to its shareholders during 2008. The Company also intends to continue to apply a similar mathematical approach for variable compensation decisions going forward.

In connection with responding to the SEC’s comment, the company acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at 303-892-7514.

Very truly yours,

/s/ Ronald R. Levine, II
Ronald R. Levine, II

cc:           Mr. Walker R. Stapleton (SonomaWest Holdings, Inc.)